UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: August 4, 2022

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated August 4, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: August 4, 2022	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

TEEKAY CORPORATION REPORTS
SECOND QUARTER 2022 RESULTS
Highlights
•GAAP net income attributable to shareholders of Teekay of $5.3 million, or $0.05 per share, and adjusted net income attributable to shareholders of Teekay(2) of $5.5 million, or $0.05 per share, in the second quarter of 2022 (excluding items listed in Appendix A to this release).
•Total adjusted EBITDA(2) of $50.6 million in the second quarter of 2022.
•Teekay Parent entered into an agreement to sell the Sevan Hummingbird FPSO unit, which was completed on July 1, 2022.
•Teekay Parent's cash position, net of outstanding convertible debt, was approximately $295 million as of August 1, 2022.
•Teekay Tankers secured strong third quarter-to-date spot tanker rates of $29,600 per day for its Suezmax fleet, $35,600 per day for its Aframax fleet, and $35,400 per day for its LR2 fleet, which are three to five times higher compared to the third quarter of 2021.
Hamilton, Bermuda, August 4, 2022 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported results for the three and six months ended June 30, 2022. These results include the Company’s publicly listed consolidated subsidiary, Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK), and all remaining subsidiaries and equity-accounted investments. As a result of Stonepeak's acquisition of Teekay LNG Partners L.P. (Teekay LNG) (now known as Seapeak LLC) in January 2022, certain information in this release presents Teekay LNG and various subsidiaries that provided the shore-based operations for Teekay LNG and certain of Teekay LNG’s joint ventures under management services contracts (collectively, the Teekay Gas Business) as a discontinued operation. Teekay, together with its subsidiaries other than Teekay Tankers, is referred to in this release as Teekay Parent. Please refer to the second quarter of 2022 earnings release of Teekay Tankers, which is available on Teekay's website at www.teekay.com, for additional information on Teekay Tankers' results.

Financial Summary

	Three Months Ended
	June 30,	March 31,	June 30,
(in thousands of U.S. dollars, except per share amounts)	2022	2022	2021 (1)
	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	280,786	212,720	153,209
Income (loss) from vessel operations	26,792	(12,574)	(97,649)
Net income (loss) attributable to the shareholders of Teekay	5,282	888	(1,844)
Earnings (loss) per common share of Teekay	0.05	0.01	(0.02)
NON-GAAP FINANCIAL COMPARISON
Total adjusted EBITDA (2)	50,570	41,767	171,928
Adjusted net income (loss) attributable to shareholders of Teekay (2)	5,506	(528)	30
Adjusted net earnings (loss) per share attributable to shareholders of Teekay (2)	0.05	(0.01)	—
(1)On October 4, 2021, Teekay entered into an agreement to sell its general partner interest in Teekay LNG, all of its common units in Teekay LNG and various subsidiaries that provided the shore-based operations for Teekay LNG and certain of Teekay LNG’s joint ventures under existing management service contracts (collectively, the Teekay Gas Business). Prior to the transaction closing on January 13, 2022, Teekay maintained control of Teekay LNG by virtue of its 100% ownership interest in the general partner of Teekay LNG, which was a master limited partnership. The presentation of certain information in these consolidated financial statements reflects the Teekay Gas Business as a discontinued operation of the Company, including in the historical comparative periods presented.
(2)These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP). These measures include results from both continuing and discontinued operations.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“Our consolidated financial results for the second quarter of 2022 were higher than the previous quarter, primarily due to higher spot tanker rates and lower general and administrative expenses, partially offset by the sale of all of our interests in Seapeak LLC in mid-January 2022,” commented Kenneth Hvid, Teekay’s President and CEO.

“In addition, I am pleased to report that we successfully completed the sale of the Sevan Hummingbird FPSO to a third party on July 1, 2022. The proceeds from the sale of the Sevan Hummingbird FPSO combined with a contractual lump sum from our customer on the Petrojarl Foinaven FPSO, which is expected to be received in the third quarter of 2022, are anticipated to largely cover the remaining decommissioning costs relating to these two units and we expect to substantially complete the wind-down of our FPSO segment by the end of the year.”

“The impact of Russia’s invasion of Ukraine is reshaping the global energy markets. We believe that the increased tanker tonne-mile demand due to changes in crude oil trading patterns, combined with increasing oil consumption as part of continuing economic re-opening and the low tanker orderbook are all constructive for tanker rates. During the second quarter of 2022, Teekay Tankers saw charter rates reach their highest level in two years and rates have further strengthened into the third quarter of 2022. Teekay Tankers’ fleet of nearly 50 medium-sized tankers provides attractive operating leverage in a strengthening tanker market.”

“Following our recent $10 million investment in Teekay Tankers at an average price of $11.03 per share, we now own 10.57 million common shares of Teekay Tankers, increasing our economic ownership to 31.2%. With a net cash position of nearly $300 million, we believe our strong balance sheet, which provides financial flexibility and optionality, is particularly valuable during times of extreme volatility and global economic uncertainty, and we will continue pursuing future investments patiently and selectively where we can leverage our operating franchise and the proven capabilities of the Teekay platform to create long-term shareholder value.”

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Results
Teekay Corporation Consolidated

The Company's adjusted net income attributable to shareholders of Teekay(1) for the second quarter of 2022 increased compared to the same quarter of the prior year, primarily due to higher earnings from Teekay Tankers as a result of higher spot tanker rates and lower vessel operating expenses in the second quarter of 2022, compared to the second quarter of 2021, and lower interest expense in Teekay Parent due to bond repurchases completed during the first half of 2022, which was partially offset by the loss of earnings contribution from the Teekay Gas Business as a result of the sale of the Teekay Gas Business on January 13, 2022.

In addition, consolidated GAAP net income attributable to shareholders of Teekay increased during the second quarter of 2022, compared to the same quarter of the prior year, mainly due to a $86.7 million write-down of vessels by Teekay Tankers in the second quarter of 2021, partially offset by an asset retirement obligation (ARO) extinguishment gain of $33 million realized in Teekay Parent in the second quarter of 2021 in relation to the Petrojarl Banff FPSO.

Summary Results of Teekay Tankers

Teekay Tankers' GAAP net income and adjusted net income(1) in the second quarter of 2022 increased compared to the same quarter of the prior year, primarily due to higher average spot tanker rates and a lower number of scheduled dry dockings, partially offset by the sale of five vessels between the two periods. In addition, GAAP net income in the second quarter of 2022 included a $1.2 million gain on the sale of two vessels and a $2.5 million foreign exchange gain, while GAAP net loss in the second quarter of 2021 included a $86.7 million write-down of vessels and a $0.6 million foreign exchange loss.

Crude tanker spot rates increased during the second quarter of 2022 to the highest level in two years. The increase was largely due to ongoing trade route disruption and longer voyage distances resulting from Russia’s invasion of Ukraine coupled with positive underlying tanker supply and demand fundamentals.

The following table highlights the operating performance of Teekay Tankers' vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering, in each case measured in net revenues(a) per revenue day, or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	June 30, 2022(b)	March 31, 2022(b)	June 30, 2021(b)
Suezmax revenue days	2,244	2,175	2,224
Suezmax TCE per revenue day	$25,310	$13,786	$10,085
Aframax revenue days	1,210	1,326	1,413
Aframax TCE per revenue day	$24,538	$18,037	$11,752
LR2 revenue days	888	899	732
LR2 TCE per revenue day	$26,690	$15,491	$11,745
(a)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
(b)    Revenue days are the total number of calendar days Teekay Tankers' vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.

(1) This is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

The following table summarizes Teekay Tankers’ TCE rates booked to-date in the third quarter of 2022 for its spot-traded fleet only:

	To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$29,600	43%
Aframax (1)	$35,600	37%
LR2 (2)	$35,400	37%
(1)    Rates and percentage booked to-date include Aframax RSA, full service lightering and non-RSA voyage charters for all Aframax vessels.
(2)    Rates and percentage booked to-date include Aframax RSA, full service lightering and non-RSA voyage charters for all LR2 vessels, whether trading in the clean or dirty spot market.

Please refer to Teekay Tankers' second quarter of 2022 earnings release for additional information on the financial results for this entity.

Summary of Recent Events
Teekay Parent
In April 2022, Teekay Parent entered into an agreement to sell the Sevan Hummingbird FPSO unit to a third party, which closed on July 1, 2022. The proceeds from the sale are expected to cover the decommissioning costs for the unit, a large portion of which is anticipated to be paid in the third quarter of 2022.
Teekay Tankers
In July 2022, Teekay Tankers entered into an agreement to sell a 2005-built Aframax vessel for $24.8 million. The vessel sale is expected to be completed in the third quarter of 2022, at which time Teekay Tankers will record a gain on sale of approximately $8.0 million.

Teekay Tankers in-chartered one Aframax vessel for $23,000 per day for a 2-year period, which commenced in late-July 2022.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Liquidity
As at June 30, 2022, Teekay Parent had total liquidity of approximately $297.3 million (consisting of cash and cash equivalents and short-term investments). On a consolidated basis, as at June 30, 2022, Teekay had consolidated total liquidity of approximately $525.8 million (consisting of $363.6 million of cash and cash equivalents and short-term investments, and $162.2 million of undrawn capacity from its credit facilities).
As at August 1, 2022, Teekay Parent had total liquidity of approximately $316.5 million. The increase compared to June 30, 2022 was mainly due to various timing differences.
About Teekay
Teekay is a leading provider of international crude oil and other marine transportation services. Teekay provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate 60 conventional tankers and other marine assets. With offices in 8 countries and approximately 2,500 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading energy companies and the Australian government.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:

E-mail: investor.relations@teekay.com
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income Attributable to Shareholders of Teekay, Adjusted EBITDA and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay excludes items of income or loss from GAAP net (loss) income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income (loss), the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Total Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation and amortization, and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign currency exchange gains and losses, any write-downs and/or gains, and/or gains and losses on sale of operating assets, adjustments for direct financing and sales-type leases to a cash basis, amortization of in-process revenue contracts, unrealized gains and losses on derivative instruments, credit loss provision adjustments, loss on bond repurchases, loss on deconsolidation, write-downs related to equity-accounted investments, our share of the above items in non-consolidated joint ventures which are accounted for using the equity method of accounting, and other income or loss, for both continuing operations and discontinued operations. Total Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Company's performance, views these gains or losses as an element of interest expense, and realized gains or losses on interest rate swaps resulting from amendments or terminations of the underlying instruments, for continuing and discontinued operations.
Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Joint Venture represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted joint venture. The Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the entity in which the Company holds the equity-accounted joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Total Adjusted EBITDA represents Consolidated Adjusted EBITDA plus Adjusted EBITDA from Equity-Accounted Joint Venture. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix C of this release for reconciliations of Adjusted EBITDA to net income (loss) and equity loss, respectively, from continuing and discontinued operations, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Net revenues represents income (loss) from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain on sale and write-down of assets, and restructuring charges. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income (loss) from operations, the most directly comparable financial measure under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Important Notice to Reader
Sale of Teekay Gas Business
On October 4, 2021, Teekay entered into an agreement to sell to affiliates of Stonepeak (a) its general partner interest in Teekay LNG, (b) all of its common units in Teekay LNG (now known as Seapeak LLC (or Seapeak), and (c) various subsidiaries that provided the shore-based operations for Teekay LNG and certain of Teekay LNG’s joint ventures under existing management services contracts (collectively, the Teekay Gas Business). Prior to the transaction closing on January 13, 2022, Teekay maintained control of Teekay LNG by virtue of its 100% ownership interest in the general partner of Teekay LNG, which was a master limited partnership.
The presentation of certain information in these consolidated financial statements reflects that the Teekay Gas Business is a discontinued operation of the Company, and historical comparative periods presented have been recast as a result.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Income (Loss)

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2022	2022	2021 (1)	2022	2021 (1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	280,786	212,720	153,209	493,506	337,692

Voyage expenses	(126,980)	(101,622)	(71,768)	(228,602)	(140,810)
Vessel operating expenses	(80,268)	(71,941)	(77,125)	(152,209)	(155,660)
Time-charter hire expenses	(6,553)	(5,550)	(2,138)	(12,103)	(7,409)
Depreciation and amortization	(25,243)	(25,080)	(26,895)	(50,323)	(53,579)
General and administrative expenses	(14,143)	(16,083)	(19,196)	(30,226)	(38,204)
Gain (loss) on sale and write-down of assets	1,153	(421)	(86,686)	732	(87,401)
Asset retirement obligation extinguishment gain (2)	—	—	32,950	—	32,950
Restructuring charges (3)	(1,960)	(4,597)	—	(6,557)	(303)
Income (loss) from vessel operations	26,792	(12,574)	(97,649)	14,218	(112,724)

Interest expense	(9,413)	(10,002)	(17,700)	(19,415)	(36,117)
Interest income	723	297	34	1,020	73
Realized and unrealized gains (losses) on non-designated derivative instruments (4)	571	1,967	(519)	2,538	184
Equity loss	(931)	(754)	(829)	(1,685)	(1,188)
Loss on bond repurchases (5)	(198)	(12,410)	—	(12,608)
Income tax recovery and other – net	534	353	(2,640)	887	(2,984)
Net income (loss) from continuing operations	18,078	(33,123)	(119,303)	(15,045)	(152,756)
(Loss) income from discontinued operations (6)	—	(20,276)	61,699	(20,276)	156,656
Net income (loss)	18,078	(53,399)	(57,604)	(35,321)	3,900
Net (income) loss attributable to non-controlling interests (6)	(12,796)	54,287	55,760	41,491	24,207
Net income (loss) attributable to the shareholders of Teekay Corporation	5,282	888	(1,844)	6,170	28,107
Amounts attributable to the shareholders of Teekay Corporation
Income (loss) from continuing operations	18,078	(33,123)	(119,303)	(15,045)	(152,756)
Net (income) loss attributable to non-controlling interests, continuing operations	(12,796)	(7,641)	92,178	(20,437)	117,291
Net income (loss) attributable to the shareholders of Teekay Corporation, continuing operations	5,282	(40,764)	(27,125)	(35,482)	(35,465)
(Loss) income from discontinued operations	—	(20,276)	61,699	(20,276)	156,656
Net loss (income) attributable to non-controlling interests, discontinued operations (6)	—	61,928	(36,418)	61,928	(93,084)
Net income attributable to the shareholders of Teekay Corporation,
discontinued operations	—	41,652	25,281	41,652	63,572
Net income (loss) attributable to the shareholders of Teekay Corporation	5,282	888	(1,844)	6,170	28,107
Earnings (loss) per common share(7) of Teekay Corporation, continuing operations - Basic and diluted	0.05	(0.40)	(0.27)	(0.35)	(0.35)
Earnings per common share(7) of Teekay Corporation, discontinued operations - Basic and diluted	—	0.41	0.25	0.41	0.63
Earnings (loss) per common share(7) of Teekay Corporation - Basic and diluted	0.05	0.01	(0.02)	0.06	0.28

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(1)The presentation of certain information in these consolidated financial statements reflects the Teekay Gas Business as a discontinued operation of the Company, and historical comparative periods presented have been recast as a result. Refer to the Important Notice to Reader section above for further information.

(2)Asset retirement obligation extinguishment gain for the three and six months ended June 30, 2021 relates to the derecognition of the ARO liability associated with the Petrojarl Banff FPSO unit as a result of the fulfillment of decommissioning obligations relating to the Banff field.

(3)The three months ended June 30, 2022 and six months ended June 30, 2022, includes restructuring charges of $1.2 million and $5.0 million related to the reorganization and realignment of the Company's shared service functions following the sale of the Teekay Gas Business, of which $2.4 million was recovered from Seapeak and was recorded as part of revenues on the consolidated statements of income (loss). The three months ended June 30, 2022 and six months ended June 30, 2022 also includes restructuring charges of $0.8 million and $1.6 million related to the end of operation for the Sevan Hummingbird FPSO.

(4)Realized and unrealized gains (losses) related to derivative instruments that are not designated in qualifying hedging relationships for accounting purposes are included as a separate line item in the consolidated statements of income (loss). The realized losses relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, are detailed in the table below and exclude amounts relating to the Teekay Gas Business:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2022	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Realized (losses) gains relating to
Interest rate swap agreements	32	(67)	(430)	(35)	(875)
Foreign currency forward contracts	(337)	(83)	—	(420)	—
Forward freight agreements	300	(23)	(88)	277	(60)
	(5)	(173)	(518)	(178)	(935)
Unrealized gains (losses) relating to
Interest rate swap agreements	454	1,889	269	2,343	1,422
Foreign currency forward contracts	36	22	—	58	—
Forward freight agreements	86	229	(270)	315	(303)
	576	2,140	(1)	2,716	1,119
Total realized and unrealized gains (losses) on derivative instruments	571	1,967	(519)	2,538	184

(5)Loss on bond repurchases for the three months ended March 31, 2022 and six months ended June 30, 2022 includes a $9.2 million loss on repurchase of Teekay Parent’s 9.25% Senior Secured Notes due in November 2022 (2022 Notes) in full and a $3.2 million loss on repurchases of Teekay Parent's 5% Convertible Notes due in January 2023 (Convertible Notes). Refer to footnotes (2) and (3) of the Summary Consolidated Balance Sheets section for additional information.

(6)(Loss) income from discontinued operations for the three months ended March 31, 2022 and six months ended June 30, 2022 includes a $58.7 million loss on deconsolidation of the Teekay Gas Business. Net loss (income) attributable to non-controlling interests, discontinued operations for the three months ended March 31, 2022 includes the realization of a deferred gain of $84.8 million relating to the intercompany sale of certain vessels from Teekay to the Teekay Gas Business in previous years, which is recognized upon the sale of the Teekay Gas Business. Together, these items resulted in a net gain of $26.2 million related to the deconsolidation of the Teekay Gas Business.

(7)Includes common shares related to non-forfeitable stock-based compensation.

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2022	2022	2021 (1)	2022	2021 (1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Weighted-average number of common shares outstanding
- Basic	102,498,138	102,347,141	101,330,151	102,423,057	101,248,493
- Diluted	104,651,667	102,347,141	101,330,151	102,423,057	101,248,493
Number of outstanding shares of common stock at end of period	101,872,208	101,693,253	101,429,683	101,872,208	101,429,683

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at June 30,	As at March 31,	As at December 31,
	2022	2022	2021
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	77,349	93,239	58,405
Cash and cash equivalents - Teekay Tankers	66,266	18,366	50,572
Short-term investments - Teekay Parent (1)	220,000	220,000	—
Assets held for sale	17,913	28,531	43,543
Accounts receivable and other current assets	184,923	153,412	118,474
Bunker and lube oil inventory	84,710	62,731	49,033
Current assets - discontinued operations	—	—	4,804,439
Restricted cash - Teekay Parent	—	—	6
Restricted cash - Teekay Tankers	5,638	5,335	5,356
Vessels and equipment	1,281,955	1,318,545	1,336,998
Operating lease right-of-use assets	8,701	10,895	14,257
Net investment in direct financing and sales-type leases	12,009	12,009	12,009
Net investment in and loans to equity-accounted investment	14,269	12,200	12,954
Other non-current assets	21,947	23,374	25,936
Total Assets	1,995,680	1,958,637	6,531,982
LIABILITIES AND EQUITY
Accounts payable and other current liabilities	149,117	131,697	144,144
Current liabilities - discontinued operations	—	—	2,877,629
Short-term debt - Teekay Tankers	15,000	28,000	25,000
Current portion of long-term debt - Teekay Parent (2)	21,509	23,251	239,806
Current portion of long-term debt - Teekay Tankers	70,738	58,708	42,532
Long-term debt - Teekay Parent (3)	—	—	111,383
Long-term debt - Teekay Tankers	538,314	525,788	572,240
Operating lease liabilities	9,613	11,961	14,257
Other long-term liabilities	60,026	66,631	72,508
Equity:
Non-controlling interests	567,309	554,107	1,917,433
Shareholders of Teekay	564,054	558,494	515,050
Total Liabilities and Equity	1,995,680	1,958,637	6,531,982

Net (cash) debt - Teekay Parent (4)	(275,840)	(289,988)	292,778
Net debt - Teekay Tankers (4)	552,148	588,795	583,844

(1)Short-term investments - Teekay Parent includes various bank term deposits with initial maturity dates of more than three months but less than one year from the origination date.
(2)Current portion of long-term debt - Teekay Parent as at December 31, 2021 represents the 2022 Notes due in November 2022 that were redeemed in full in January 2022 for total consideration of $249.0 million using proceeds from the sale of the Teekay Gas Business, resulting in a loss of $9.2 million.
(3)Long-term debt - Teekay Parent as at December 31, 2021 represents the Company's Convertible Notes due in January 2023. As at June 30, 2022, approximately $21.5 million aggregate principal amount of the Convertible Notes remained outstanding.
(4)Net (cash) debt is a non-GAAP financial measure and represents short-term debt, current portion of long-term debt and long-term debt, less cash and cash equivalents, and, if applicable, restricted cash and short-term investments. As of August 1, 2022, Teekay Parent's net cash position, net of outstanding Convertible Notes, was approximately $295 million. The increase compared to June 30, 2022 was due to various timing differences.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Six Months Ended
	June 30,
	2022	2021 (1)
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(35,321)	3,900
Less: loss (income) from discontinued operations	20,276	(156,656)
Loss from continuing operations	(15,045)	(152,756)
Non-cash and non-operating items:
Depreciation and amortization	50,323	53,579
(Gain) loss on sale and write-down of assets	(732)	87,401
Asset retirement obligation extinguishment gain	—	(32,950)
Other	18,623	9,159
Change in other operating assets and liabilities	(89,335)	(27,608)
Asset retirement obligation expenditures	—	(1,419)
Expenditures for dry docking	(3,788)	(12,602)
Net operating cash flow - continuing operations	(39,954)	(77,196)
Net operating cash flow - discontinued operations	26,866	96,060
Net operating cash flow	(13,088)	18,864

FINANCING ACTIVITIES
Proceeds from long-term debt	—	70,000
Prepayments of long-term debt	(569,155)	(15,000)
Scheduled repayments of long-term debt	(54,106)	(5,614)
Proceeds from short-term debt	74,000	25,000
Prepayments of short-term debt	(84,000)	(25,000)
Proceeds from financing related to sales and leaseback of vessels, net of issuance costs	288,119	—
Prepayment of obligation related to finance leases	—	(56,724)
Scheduled repayments of obligations related to finance leases	(20,346)	(10,562)
Purchase of Teekay Tankers common shares	(5,269)	—
Other financing activities	(1,317)	(388)
Net financing cash flow - continuing operations	(372,074)	(18,288)
Net financing cash flow - discontinued operations	—	(120,641)
Net financing cash flow	(372,074)	(138,929)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(7,414)	(7,237)
Purchase of short-term investments	(220,000)	—
Proceeds from sale of vessels and equipment	44,520	32,687
Advance to equity-accounted joint venture	(3,000)	1,500
Proceeds from the sale of the Teekay Gas Business, net of cash sold	454,789	—
Net investing cash flow - continuing operations	268,895	26,950
Net investing cash flow - discontinued operations	—	(2,523)
Net investing cash flow	268,895	24,427
Decrease in cash, cash equivalents and restricted cash	(116,267)	(95,638)
Cash, cash equivalents and restricted cash, beginning of the period	265,520	405,890
Cash, cash equivalents and restricted cash, end of the period	149,253	310,252
(1)Comparative balances relating to the six months ended June 30, 2021 have been recast. Refer to footnote (1) of the Summary Consolidated Statements of Income (Loss) and the Important Notice to Reader section for additional information.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay
(in thousands of U.S. dollars, except per share data)

	Three Months Ended				Six Months Ended
	June 30,		March 31,		June 30,
	2022		2022		2022
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net income (loss) – GAAP basis	18,078		(53,399)		(35,321)
Adjust for: Net (income) loss attributable to
non-controlling interests	(12,796)		54,287		41,491
Net income attributable to
shareholders of Teekay	5,282	0.05	888	0.01	6,170	0.06
(Subtract) add specific items affecting net income (loss)
Unrealized gains from derivative instruments	(576)	(0.01)	(2,140)	(0.02)	(2,716)	(0.03)
FPSO decommissioning costs, net of recoveries	5,970	0.06	1,612	0.02	7,582	0.07
(Gain) loss and write-down of assets	(1,153)	(0.01)	421	—	(732)	(0.01)
Restructuring charges, net of recoveries	1,960	0.02	2,209	0.02	4,169	0.04
Items relating to discontinued operations(2)	—	—	36,594	0.36	36,594	0.36
Loss on bond repurchases and other(3)	(1,137)	(0.01)	14,319	0.14	13,182	0.13
Non-controlling interests’ share of items above(4)	(4,840)	(0.05)	(54,431)	(0.53)	(59,271)	(0.58)
Total adjustments	224	—	(1,416)	(0.01)	(1,192)	(0.01)
Adjusted net income (loss) attributable to
shareholders of Teekay	5,506	0.05	(528)	(0.01)	4,978	0.05
(1)Basic per share amounts.
(2)Primarily relates to items presented in (loss) income from discontinued operations on the consolidated statements of income (loss), including unrealized gains on derivative instruments. Also includes the loss on deconsolidation of $58.9 million in the three months ended March 31, 2022.
(3)The three months ended March 31, 2022 includes a loss on the repurchase of the 2022 Notes in full and a loss on repurchases of the Convertible Notes. Refer to footnote (5) of the Summary Consolidated Statements of (Loss) Income, and footnotes (2) and (3) of the Summary Consolidated Balance Sheets section for additional information.
(4)Items affecting net income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay
(in thousands of U.S. dollars, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021		2021
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share(1)	$	Share(1)
Net (loss) income – GAAP basis	(57,604)		3,900
Adjust for: Net loss (income) attributable to
non-controlling interests	55,760		24,207
Net (loss) income attributable to
shareholders of Teekay	(1,844)	(0.02)	28,107	0.28
(Subtract) add specific items affecting net income (loss)
Unrealized gains from derivative instruments	—	—	(1,119)	(0.01)
FPSO decommissioning costs, net of recoveries	5,734	0.06	7,164	0.07
Write-down of assets	86,686	0.86	87,401	0.86
Asset retirement obligation extinguishment gain(2)	(32,950)	(0.33)	(32,950)	(0.33)
Restructuring charges, net of recoveries	—	—	303	—
Items relating to discontinued operations(3)	3,552	0.04	(22,929)	(0.23)
Other	3,823	0.04	3,636	0.04
Non-controlling interests’ share of items above(4)	(64,971)	(0.64)	(58,263)	(0.58)
Total adjustments	1,874	0.02	(16,757)	(0.17)
Adjusted net income attributable to
shareholders of Teekay	30	—	11,350	0.11
(1)Basic per share amounts.
(2)The three months ended June 30, 2021 includes the derecognition of the ARO liability relating to the Petrojarl Banff FPSO unit as a result of the fulfillment of decommissioning obligations relating to the Banff field.
(3)Primarily relates to items presented in (loss) income from discontinued operations on the consolidated statements of (loss) income, including unrealized gains on derivative instruments.
(4)Items affecting net income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income (loss) for the Three Months Ended June 30, 2022
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Consolidation	Total
	Tankers	Parent	Adjustments(1)

Revenues	242,389	38,397	—	280,786

Voyage expenses	(126,980)	—	—	(126,980)
Vessel operating expenses	(39,255)	(41,013)	—	(80,268)
Time-charter hire expense	(6,553)	—	—	(6,553)
Depreciation and amortization	(25,243)	—	—	(25,243)
General and administrative expenses	(11,020)	(3,123)	—	(14,143)
Gain on sale of assets	1,153	—	—	1,153
Restructuring charges	(413)	(1,547)	—	(1,960)

Income (loss) from vessel operations	34,078	(7,286)	—	26,792

Interest expense	(8,888)	(586)	61	(9,413)
Interest income	167	617	(61)	723
Realized and unrealized gain (loss) on
non-designated derivative instruments	872	(301)	—	571
Equity loss	(931)	—	—	(931)
Equity in income (loss) of subsidiaries (2)	—	8,926	(8,926)	—
Income tax recovery (expense)	822	(237)	—	585
Loss on bond repurchases	—	(198)	—	(198)
Other - net	2,428	(2,479)	—	(51)
Net income (loss) from continuing
operations	28,548	(1,544)	(8,926)	18,078
Net income attributable to
non-controlling interests (3)	—	6,826	(19,622)	(12,796)
Net income (loss) attributable
to shareholders/unitholders
of publicly-listed entities	28,548	5,282	(28,548)	5,282

(1)Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay Tankers and Teekay Parent. Refer to footnote (1) of the Summary Consolidated Statements of Income (Loss) for additional information.
(2)Teekay Corporation’s proportionate share of the net income of its publicly-traded subsidiary, Teekay Tankers.
(3)Net income attributable to non-controlling interests represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries, including realized deferred gains and losses relating to intercompany sales of certain vessels in previous years.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix C - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	June 30,	March 31,	June 30,
	2022	2022	2021
	(unaudited)	(unaudited)	(unaudited)
Net income (loss)	18,078	(53,399)	(57,604)
Depreciation and amortization	25,243	25,080	26,895
Interest expense, net of interest income	8,690	9,705	17,666
Income tax (recovery) expense	(585)	(636)	(1,979)
EBITDA	51,426	(19,250)	(15,022)
Specific income statement items affecting EBITDA:
(Gain) loss on sale and write-down of assets	(1,153)	421	86,686
Realized and unrealized (gains) losses on derivative instruments	(571)	(1,967)	519
Realized (losses) gains from the settlements of non-designated derivative instruments	(38)	(106)	89
Equity loss	931	754	829
Loss on bond repurchases	198	12,410	—
Other - net	51	283	2,640
Items relating to loss from discontinued operations(1)	—	49,402	96,457
Consolidated Adjusted EBITDA	50,844	41,947	172,198
Adjusted EBITDA from equity-accounted joint venture(2)	(274)	(180)	(270)
Total Adjusted EBITDA	50,570	41,767	171,928

(1)Includes amounts presented in income from discontinued operations on the consolidated statements of income (loss).

(2)Includes adjusted EBITDA from Teekay Tankers' investment in its 50%-owned High-Q Joint Venture, which owns one very large crude carrier (VLCC). Refer to Teekay Tankers Ltd. earnings release for the second quarter of 2022 for the non-GAAP reconciliation.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Forward Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this report, other than statements of historical fact, are forward-looking statements. When used in this report, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding: management’s expectations regarding positive tanker market fundamentals; Teekay Parent’s ability to utilize its operating franchise, capabilities and relative financial position to pursue future investment opportunities and create long-term shareholder value; the occurrence and anticipated timing of the future sale of a Teekay Tankers Aframax vessel and the accounting impact of such sale; management’s expectations regarding the adequacy and use of sale proceeds of the Sevan Hummingbird FPSO unit to cover any remaining decommissioning costs and the timing of any such costs; the occurrence and anticipated timing of the redelivery of the Petrojarl Foinaven FPSO unit and its future decommissioning and green-recycling; management’s expectations regarding the receipt of a contractual lump sum from the applicable customer and the application of all or a portion thereof to any remaining decommissioning and recycling costs related to the Petrojarl Foinaven FPSO; management’s expectations regarding the occurrence and anticipated timing of the wind-down of the Company’s FPSO segment; the continuing impact of COVID-19 (including new variants thereof) on the near-term tanker market outlook; the impact of the invasion of Ukraine by Russia on the economy, our industry and our business, including as a result of sanctions on Russian and Belarusian companies and individuals; and the anticipated impact of altered trade patterns, increased global oil and tanker demand compared to forecasted worldwide tanker fleet growth on tanker rates.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the availability to Teekay of appropriate future growth opportunities and Teekay’s financial or other ability to pursue such opportunities; market or counterparty reaction to changes in exploration, production and storage of offshore oil, either generally or in particular regions that would impact expected future growth; changes in the demand for oil and refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices or tanker rates; OPEC+ and non-OPEC production and supply levels; the duration and extent of the COVID-19 pandemic, including any variants of the virus, and any resulting effects on the markets in which the Company operates; the impact of the pandemic on the Company’s ability to maintain safe and efficient operations; issues with vessel operations; higher than expected costs and expenses, off-hire days or dry-docking requirements (both scheduled and unscheduled); higher than expected costs and/or delays associated with the decommissioning and recycling of the Sevan Hummingbird and Petrojarl Foinaven FPSOs; our ability to fund the recycling costs of the Petrojarl Foinaven FPSO under the agreed contractual terms with the customer; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations, including IMO 2030; the potential for early termination of long-term contracts of existing vessels or related to services; Russia’s invasion of Ukraine and related sanctions; the impact of geopolitical tensions and changes in global economic conditions; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2021. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda